UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39025

9F Inc.

(Registrant’s name)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

9F Inc. Reports First Half 2023 Unaudited Financial Results

BEIJING, CHINA — December 1, 2023 — 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a global digital technology service company and online securities and insurance brokerage service provider, today announced its unaudited financial results for the first half year ended June 30, 2023.

First Half 2023 Financial Highlights

●	Total net revenues were RMB260.1 million (US$35.9 million), representing a decrease of 20.6% from RMB327.7 million in the first half of 2022. This was primarily due to the decrease in our technical services revenues resulting from the business contraction of our institutional partners, and the further scaling down of the provision of services for which upfront payments have been made in previous years, thereby resulting in a decrease of the amount of revenues recognized.

●	Net loss was RMB135.7 million (US$18.7 million), up 5.7% from net loss of RMB128.4 million in the first half of 2022. Although our continued cost control efforts resulted in further decrease in total operating costs and expenses, due to the decrease in our net total revenues generated from our business operations, we recorded a slightly increased net loss for the first half of 2023.

●	Adjusted net loss[1] was RMB80.6 million (US$11.1 million), representing a 31.6% decrease from an adjusted net loss of RMB117.9 million in the first half of 2022.

●

Cash and cash equivalents and term deposits remained relatively stable at RMB2,615.2 million (US$360.7 million) as of June 30, 2023, compared with RMB2,665.7 million as of December 31, 2022. The Company believes its cash position is sufficient to meet its operational needs and weather the challenges ahead.

Restricted cash was at RMB188.3 million (US$26.0million), representing a 5.2% decrease from RMB198.7 million as of December 31, 2022, of which US$30.5 million were cash subject to temporary judicial freeze in connection with certain ongoing litigations, and US$157.8 million were cash we received from investors under Internet Securities Services for Hong Kong and U.S. stock markets for their investment in securities.

First Half 2023 Financial Results

Total net revenues were RMB260.1 million (US$35.9 million), representing a decrease of 20.6% from RMB327.7 million in the first half of 2022.

●	Sales income revenues were RMB96.4 million (US$13.3 million) in the first half of 2023, representing an increase of 9.5% from RMB88.0 million in the first half of 2022. After the significant expansion of the Company’s e-commerce business line in late 2021, the Company has been maintaining a relatively stable operation of the e-commerce business line.

●	Technical services revenues were RMB147.9 million (US$20.4 million) in the first half of 2023, representing a decrease of 20.5% from RMB186.0 million in the first half of 2022. The decrease was primarily due to the decrease in demand of our technical services by our institutional partners because of the economic downturn.

●	Post-origination services revenues were RMB0.9 million (US$0.1 million) in the first half of 2023, as compared to RMB28.7 million in the first half of 2022. Pursuant to industry-wide policy requirements, we ceased publishing information relating to new offerings of investment opportunities in fixed income products in late 2020 and the rights of investors in then existing loans underlying the fixed income products have been transferred to certain licensed asset management companies. We continued to provide certain services in connection with unpaid loans facilitated prior to the cessation of our online lending information intermediary services, and derive post-origination services revenues, which is expected to continue to decrease.

●	Other revenues were RMB14.9 million (US$2.1 million) in the first half of 2023, representing a decrease of 40.2% from RMB24.9 million in the first half of 2022 primary resulting from the decrease in our wealth management services revenues, which was in turn mainly due to the weak performance of the Hong Kong stock market.

1	“Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section entitled “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income (loss) excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments.

Total operating costs and expenses were RMB374.5 million (US$51.6 million), representing a decrease of 24.5% from RMB496.3 million in the first half of 2022 primarily due to (i) Sales and marketing expenses were RMB13.8 million (US$1.9 million) in the first half of 2023, representing a decrease of 63.3% from RMB37.6 million in the first half of 2022. (ii) Origination and servicing expenses were RMB33.0 million (US$4.5 million) in the first half of 2023, representing a decrease of 38.1% from RMB53.3 million in the first half of 2022 (iii) General and administrative expenses were RMB149.0 million (US$20.5 million) in the first half of 2023, representing a decrease of 8.5% from RMB162.8 million in the first half of 2022 and (iv) Provision for doubtful contract assets and receivables were RMB144.6 million (US$19.9 million) in the first half of 2023, representing a decrease of 21.5%from RMB184.3 million in the first half of 2022 , as well as the cost of sales were RMB34.1 million (US$4.7 million) in the first half of 2023, representing a decrease of 41.6% from RMB58.4 million in the first half of 2022.

Interest income was RMB31.8 million (US$4.4 million) in the first half of 2023, compared with RMB31.7 million in the first half of 2022.

Income tax expense was RMB11.7 million (US$1.6 million) in the first half of 2023, compared with RMB0.08 million in the first half of 2022. In the first half of 2023, the adjusted pre-tax net income of certain of our subsidiaries increased significantly as compared to the first half of 2022, which in turn resulted in the increase in our income tax expense.

Net loss was RMB135.7 million (US$18.7 million) in the first half of 2023, compared with net loss of RMB128.4 million in the first half of 2022.

Adjusted net loss2 was RMB80.6 million (US$11.1 million), compared with adjusted net loss of RMB117.9 million in the first half of 2022.

As of June 30, 2023, the Company had cash and cash equivalents and term deposits of RMB2,615.2 million (US$360.7 million).

Use of Non-GAAP Financial Measures

The Company uses adjusted net income (loss), a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income (loss) provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income (loss), which excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments, helps identify underlying trends in its business and helps the Company’s management formulate business plans.

Adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measure differently, which may reduce its usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

2	“Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income (loss) excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The percentages stated are calculated based on RMB amounts.

The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than RMB or U.S. dollars. In preparing our unaudited financial results contained in this announcement, (i) assets and liabilities are translated from such entity’s functional currency to RMB using the exchange rates in effect on the balance sheet date, (ii) equity amounts are translated at historical exchange rates, and (iii) revenues, expenses, gains and losses are translated using the average rates for the six months ended June 30, 2023.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fbank.com.cn

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	2,433,279	2,178,145	300,380
Restricted cash	198,727	188,271	25,964
Term deposit	232,432	437,099	60,279
Investment in marketable securities	200,679	260,273	35,893
Accounts receivable, net	92,230	131,876	18,186
Other receivables, net	116,225	51,991	7,170
Loan receivables, net	146,177	37,213	5,131
Amount due from related party	—	5,000	690
Prepaid expenses and other assets	222,736	211,854	29,217
Long-term investment, net	530,207	551,703	76,083
Operating lease right-of-use assets, net	8,659	16,360	2,256
Property, equipment and software, net	69,389	66,993	9,239
Goodwill, net	24,730	24,860	3,428
Intangible asset, net	35,135	33,007	4,552
Total assets	4,310,605	4,194,645	578,468

Liabilities
Deferred revenue	8,955	8,048	1,110
Payroll and welfare payable	15,745	3,901	538
Income tax payable	303,999	300,523	41,444
Accrued expenses and other liabilities	250,346	210,425	29,019
Operating lease liabilities	8,316	16,318	2,250
Amounts due to related parties	5,142	4,623	638
Deferred tax liabilities	7,126	6,652	917
Total liabilities	599,629	550,490	75,916

Shareholder’s equity
Preferred shares (US$0.00001 par value; 20,000,000 shares authorized as of December 31, 2022 and June 30,2023; no shares issued and outstanding as of December 31, 2022 and June 30,2023)	—	—	—
Class A ordinary shares(US$ 0.00001 par value; 460,000,000 shares authorized as of December 31, 2022 and June 30,2023; 170,161,275 and 174,304,260 shares issued and outstanding as of December 31,2022 and June 30, 2023，respectively)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized as of December 31, 2022 and June 30,2023; 61,162,400 shares issued and outstanding as of December 31, 2022 and June 30,2023，respectively)	1	1	—
Additional paid-in capital	5,786,068	5,788,507	798,272
Statutory reserves	465,495	465,495	64,195
Deficit	(2,686,354)	(2,820,888)	(389,018)
Accumulated other comprehensive income	90,988	156,295	21,554
Total 9F Inc. shareholders’ equity	3,656,199	3,589,411	495,003
Non-controlling interest	54,777	54,744	7,549
Total shareholders’ equity	3,710,976	3,644,155	502,552
TOTAL LIABILITIES AND SHAREHOLDERS’’ EQUITY	4,310,605	4,194,645	578,468

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2023
	RMB	RMB	US$
Revenue:
Sales income	87,998	96,415	13,296
Cost of goods sold	(58,377)	(34,131)	(4,707)
Gross Profit	29,621	62,284	8,589
Technical services	185,993	147,873	20,393
Post-origination services	28,749	906	125
Other	24,915	14,883	2,052
Total net revenues	327,655	260,077	35,866

Operating costs and expenses:
Sales and marketing	(37,619)	(13,797)	(1,903)
Origination and servicing	(53,335)	(32,953)	(4,544)
General and administrative	(162,753)	(148,983)	(20,546)
Provision for doubtful contract assets and receivables	(184,252)	(144,649)	(19,948)
Total operating costs and expenses	(496,336)	(374,513)	(51,648)
Operating (loss)	(168,681)	(114,436)	(15,782)
Interest income	31,728	31,792	4,384
Impairment loss of investments	—	(26,923)	(3,713)
Unrealized loss of investment in marketable securities	(13,080)	(25,820)	(3,561)
Other income (loss), net	8,767	1,323	184
(Loss) before income tax expense and share of profit in equity method investments	(141,266)	(134,064)	(18,488)
Income tax expense	(84)	(11,714)	(1,615)
Income in equity method investments, net	12,903	10,075	1,389
Net loss	(128,447)	(135,703)	(18,714)

Net loss attributed to the non-controlling interest shareholders	3,752	29	4
Net loss attributable to 9F Inc. ordinary shareholders	(124,695)	(135,674)	(18,710)

Net loss per ordinary share:
Basic	(0.55)	(0.58)	(0.08)
Diluted	(0.55)	(0.58)	(0.08)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic	231,660,130	234,934,057	234,934,057
Diluted	231,660,130	234,934,057	234,934,057

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2023
	RMB	RMB	USD
Net loss	(128,447)	(135,703)	(18,714)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	56,217	211,405	29,154
Total comprehensive loss	(72,230)	75,702	10,440
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	3,752	29	4
Total comprehensive loss attributable to 9F Inc	(68,478)	75,731	10,444

9F Inc.

Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2023
	RMB	RMB	USD
Net loss	(128,447)	(135,703)	(18,714)
Add:
Share-based compensation	—	2,331	321
Impairment loss of investments	—	26,923	3,713
Unrealized loss of investment in marketable securities	13,080	25,820	3,561
Less: Tax effect of adjustments	(2,566)	—	—
Non-GAAP Adjusted net loss	(117,933)	(80,629)	(11,119)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: December 1, 2023